UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 5

TO

ANNUAL REPORT

of

PROVINCE OF ONTARIO

(Canada)

(Name of Registrant)

Date of end of last fiscal year: March 31, 2016

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission:

Monique Smith

Ontario’s Representative in Washington

Embassy of Canada

Office of Ontario

501 Pennsylvania Avenue NW

Washington DC 20001-2114

Copies to:

Jason R. Lehner

Shearman & Sterling LLP

Commerce Court West, 199 Bay Street

Suite 4405, P.O. Box 247

Toronto, Ontario, Canada M5L IE8

*	The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2016 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit (99.7)	2017 Ontario Budget: Budget Papers

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO
(Name of registrant)

May 2, 2017	By:	/s/ Opallycia A. Kandelas
		Name:	Opallycia A. Kandelas
		Title:	Director, Capital Markets Operations
Capital Markets Division
Ontario Financing Authority

EXHIBIT INDEX

Exhibit (99.7):	2017 Ontario Budget: Budget Papers